HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                  March 8, 2006

Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:  Energas Resources, Inc.
           Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 File Number 333-119075

Dear Ms. Levy:

     This office represents Energas Resources, Inc. (the "Company"). Post-Effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated March 3, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                            Page Reference
                                                            --------------

1.     Comment complied with.                                9, 17, 32, 33

2.     Comment complied with.                                           31

3.     Comment complied with.                                           33

4.     Comment complied with.                                           33

5.     Comment complied with.                                           33

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                              HART & TRINEN, L.L.P.


                                    William T. Hart
WTHtg